

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 9, 2016

Mark A. Erickson
Chairman and Chief Executive Officer
Extraction Oil & Gas, LLC
370 17th Street, Suite 5300
Denver, Colorado 80202

   Re: Extraction Oil & Gas, LLC.
     Amendment No. 4 to
     Draft Registration Statement on Form S-1
     Submitted August 31, 2016
     CIK No. 1655020

Dear Mr. Erickson:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Our Business Strategies, page 4

Maintain financial flexibility and apply a disciplined approach to capital allocation, page 5

1. We note your disclosure of the Bayswater acquisition on page 7, and that you intend to fund the purchase price through the issuance of up to "$ million" in equity-linked securities and the remainder through borrowings under your revolving credit facility. Please ensure that in a discussion of your financial profile at the time of this offering, you also give effect to the funding of the Bayswater acquisition.

<u>Use of Proceeds, page 54</u>

2.   Once you know the expected size of the offering, and not later than when you provide the price range for the offering, if any amount is used other than to repay borrowings under your revolving credit facility, please provide estimated amounts you intend to allocate to each of the identified uses, including with respect to "general corporate purposes" that you reference. If addition, if amounts will be allocated to more than one use, please present the information in tabular form to facilitate clarity. See Item 504 of Regulation S-K and the instructions thereof.

3.   Please revise to disclose whether, upon repayment of the revolving credit facility, you have any plans to immediately draw down on the credit facility, and if so, for what purpose.

<u>Bayswater Properties Acquired by Extraction Oil & Gas, LLC, page F-125</u>

<u>Supplemental Oil and Gas Reserve Information (Unaudited), page F-132</u>

4.   We note the year-end 2015 proved reserve disclosures for the Bayswater acquisition. Please file a third party reserve report effective December 31, 2015 for these properties as an exhibit.

        Include labels for the table of oil, natural gas liquids and gas volumes disclosed here as reserves. If significant, natural gas liquid volumes should be disclosed separately. Refer to FASB subparagraph ASC 932-235-50-4(a).

        You may contact Donald Delaney at (202) 551-3863 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters, and you may contact Ronald Winfrey at (202) 551-3704 if you have any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources